May 15, 2009

Mr. David R.E. Hale
President and Chairman
International Smart Sourcing, Inc.
320 Broad Hollow Road
Farmingdale, NY 11735

     Re: International Smart Sourcing, Inc.
            Preliminary Information Statement on Schedule 14C
            Filed on February 26, 2009 and amended on March 25, 2009 and
            April 20, 2009
            File No. 001-14753

Dear Mr. Hale:

     We have completed our review of your preliminary information statement on Schedule 14C and related filings and have no further comments at this time.

                      Sincerely,

                      Tom Kluck
                      Branch Chief